Exhibit 99.5

CERTIFICATE OF QUALIFICATION

I, J. Rafael Sanchez Campos, with business address at 5597 W. County 15th Street, Somerton, AZ 85350 USA and Guillermo Carpena #78 esq. con Nayarit, Colonia 5 de Mayo, Hermosillo, Sonora México 83010 do hereby certify that:

1.	I have reviewed all metallurgical test work affecting the report titled, Technical Report, La Bolsa Project, Pre-Feasability Study for Minefinders Corporation Ltd, dated August 9, 2010, and have utilized said data to define ore processing criteria.

2.	I hold a Bachelors degree in Chemical Engineering, specializing in Metallurgy, from the University of Sonora

3.	I have practiced my profession within the mining industry continuosly for 22 years.

4.	I am a registered Chemical Engineer, specializing in Metallury in the country of Mexico with cedula #4239461.

5.	I am currently employed as Vice President of Operations with Sonoran Resources, LLC, a consulting group specializing in mine design and construction.

6.	I have not received, nor do I expect to receive, any interest, directly or indirectly, from Minefinders Corporation Ltd., or of any affiliate thereof.

7.	I have had no involvement with the property that is the subject of this Pre-Feasibility Study.

8.	By reason of education, experience and independence, I meet the definition of independant Qualified Person as outlined in National Instrument 43-101.

DATED at,     August     this     9th     day of     2010    .

/s/ J. Rafael Sanchez Campos, Sr. V.P. Operations
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